VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: 84 Financial L.P.
       Registration Statement on Form S-1 Filed on February 15, 2011

       SEC File No. 333-172293
       Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), 84 Financial L.P. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-172293), together with all exhibits and amendments thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it is no longer pursuing the registration of securities included therein.  The Company confirms that no securities were sold pursuant to the Registration Statement.

The Company has determined that the offering of the securities to be registered pursuant to the Registration Statement is no longer contemplated by the Company’s capital plans.  The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 under the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please send copies of the order granting withdrawal of the Registration Statement to the undersigned via fax at 866-754-6565, with a copy to the Company’s counsel, Eckert Seamans Cherin & Mellott, LLC, Attn: Gary A. Miller, Two Liberty Place, 50 S. 16th St, 22nd Flr, Philadelphia, PA 19102, facsimile number 215-851-8383.

Should you have any questions regarding this matter, please contact Gary A. Miller at 215-851-8472.

Thank you for your assistance in this matter.

Sincerely,

84 FINANCIAL L.P.

 /s/ Thomas P. Spatola
Thomas P. Spatola
President